Mary T. Hoeltzel Vice President and Chief Accounting Officer

Routing: TL14A 1601 Chestnut Street Philadelphia, PA 19192 Telephone: 215-761-1170 Facsimile: 215-761-5613 mary.hoeltzel@cigna.com

May 13, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:         Cigna Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 14, 2014
File No. 001-08323

Ladies and Gentlemen:

I am writing on behalf of Cigna Corporation (the “Company”) in response to the comments contained in the staff’s letter dated April 17, 2014 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 and definitive proxy statement on Schedule 14A filed March 14, 2014.  For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter along with the responses of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Industry Developments, page 33

1.
Although you disclose the aspects of Sequestration and Medicare reimbursement rates that affect your operations, you do not quantify their impact or potential impact on your financial statements.  Please provide us proposed disclosure to be included in future periodic reports that discloses the historical effect and the expected effects of these known trends or uncertainties on your future financial position, results of operations and cash flows.

RESPONSE:

Pursuant to the sequestration provisions of the Budget Control Act of 2011, payments to Medicare Advantage and Medicare Part D carriers, including Cigna, were reduced by 2%, effective April 1, 2013. While revenues in Cigna's Government operating segment were negatively impacted by the reduction in these rates, the impact on the Company’s consolidated and Global Health Care segment net income and cash flows in each reporting period since April 1, 2013 has been largely mitigated by reductions in the medical cost reimbursements Cigna makes to health care providers.  As a result, the overall effect of sequestration on Cigna's net income and cash flows was not material in 2013 and is not expected to be material in future years.

With respect to Medicare reimbursement rates, the Centers for Medicare and Medicaid Services (CMS) issued the final Announcement of Calendar Year 2014 Medicare Advantage Rates and Payment Policies on April 1, 2013.  On a consistent revenue base, the reimbursement rates for 2014 are expected to result in a reduction to 2014 Medicare Advantage revenues of approximately 6% compared to 2013.  However, Cigna is unable to estimate the impact of this reduction in revenue on our net income and cash flows in light of the following additional factors:

•	Health Care Reform legislation imposed new fees on insurers totaling $8 billion in 2014, of which we expect approximately $105 million will impact our Government operating segment.
•	Medicare Advantage and Prescription Drug plans are required to have minimum medical loss ratios (MLRs) of 85% beginning in 2014 or insurers will be required to pay a rebate to CMS.

In response to these dynamics, Cigna has significantly modified its 2014 product offerings to reflect changes to plan benefits and increased premiums contributions from customers. Additionally, Cigna continues to implement programs to lower the cost of care delivered to customers.

The combination of reduced Medicare reimbursement rates, new industry fees, required MLRs and product offering changes make it extremely difficult to reliably isolate and estimate the effect of the reduced Medicare Advantage rates on our 2014 net income and cash flows. Ultimately, the impact on net income and cash flows in 2014 will be largely dependent on the success of our benefit plan design changes instituted in 2014 and our ability to manage medical and administrative costs.

Proposed Disclosure

In an effort to enhance our current disclosure to further clarify the factors impacting Cigna's net income and cash flows, we propose to include the following disclosure beginning with our Form 10-Q for the period ending June 30, 2014:

Sequestration
As a result of sequestration, federal government reimbursement rates for Medicare Advantage and Medicare Part D were lowered by 2% beginning April 1, 2013. This program is expected to continue through 2023. The overall effect of sequestration on our net income and cash flows was immaterial in 2013 and is expected to continue to be immaterial.

Medicare Advantage Reimbursement Rates
The 2014 federal government reimbursement rates (the “2014 Rates”) established by CMS in April 2013 became effective January 1, 2014 and included a variety of payment reductions to Medicare plans. Overall, the 2014 Rates are approximately 6% lower than the 2013 reimbursement rates; as a result, we estimate our Medicare Advantage premiums will decrease by approximately $300 million for full-year 2014. The actual impact, however, on 2014 revenue may vary from this estimate based on a variety of factors, including changes to member risk scores and membership enrollment (in total, and by geography). We expect these rate reductions will negatively impact margins for the Government operating segment throughout 2014. At this time, however, we cannot reliably estimate or isolate the effect of the 2014 Rates on our full year net income and cash flows because there remains substantial uncertainty regarding the financial impact of the benefit plan design changes we instituted in 2014 and our ongoing efforts to manage medical and administrative costs.

In April 2014, CMS published its notice of final federal government reimbursement rates for calendar year 2015 (the “2015 Notice”). While we continue to assess the potential impact of the 2015 Notice on our business, our preliminary estimate is that overall reimbursement rates in 2015 will be reduced by approximately 2% compared with 2014. The reduced 2015 rates were reflected in the bids we submitted to CMS in the second quarter of 2014. We also expect to again make certain adjustments to the programs and services we offer and assess those markets in which we participate.  At this time, we cannot reliably estimate or isolate the impact of the 2015 Notice on our revenues, results of operations, or cash flows in 2015.

Definitive Proxy Statement on Schedule 14A Filed March 14, 2014
Item 2.  Ratification of Appointment of Independent Registered Public Accounting Firm
Fees to Independent Registered Public Accounting Firm, page 34

2.
 The ‘all other fees’ paid to your auditors almost tripled from $98,000 in 2012 to $282,000 in 2013 and include pre-approved business process advisory and consulting services.  Please address the following comments:

A.	Please tell us specifically what business process advisory and consulting services your auditor provided in 2012 and 2013.
B.	Please tell us whether any services other than business process advisory and consulting services are included in the amount of fees you disclose as all other fees.
C.	Please tell us how each of the above services provided are not prohibited non-audit services under Rule 2-01(c)(4) of Regulation S-X.

RESPONSE:

While “all other fees” paid to PricewaterhouseCoopers LLP (“PwC”) by the Company in 2013 were 2.9 times the fees paid in 2012, the aggregate level of these fees was quite low relative to total PwC fees, representing less than 2.5% of the $11.6 million paid in 2013.

A.	Business Process Advisory and Consulting Services Provided in 2012 and 2013

The table below identifies the specific business process advisory and consulting services (the “Services”) provided by PwC to the Company in 2012 and 2013.

Services Provided in 2012	Services Provided in 2013
Reviewed the Company’s assessment relating to whether a state client’s self-insured claims were administered consistent with the plans and rates
Reviewed the Company’s measurement of insurance contract policy liabilities for operations in a foreign jurisdiction based on the International Financial Reporting for Insurers, IFRS 4, Phase 2 building block approach and related guidance

Prepared hypothetical golden parachute calculations under Internal Revenue Code Section 280G related to proxy statement disclosure requirements
Performed an assessment of the Company’s data analytics program for use in compliance efforts in New Zealand
Provided accounting advisory services related to the Company’s evaluation of the Financial Accounting Standards Board’s proposed accounting standards update on insurance contracts
Provided a report on statutory, regulatory and tax reporting requirements in various foreign jurisdictions

B.	Services Other Than Business Process Advisory and Consulting Services

In addition to the services provided by PwC in the table above, “all other fees” also included a license fee paid for the Company’s access to PwC’s online accounting pronouncements research database.  This license fee was paid in both 2012 and 2013 and totaled less than $10,000 for each period.

C.	Were Services Provided Prohibited Non-Audit Services?

Rule 2-01(c)(4) of Regulation S-X identifies the following general categories of prohibited non-audit services:
(i)	Bookkeeping or other services related to the accounting records or financial statements of the audit client.
(ii)	Financial information systems design and implementation.
(iii)	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports.
(iv)	Actuarial services.
(v)	Internal audit outsourcing services.
(vi)	Management functions.
(vii)	Human resources.
(viii)	Broker-dealer, investment adviser, or investment banking services.
(ix)	Legal services.
(x)	Expert services unrelated to the audit.

We assessed the permissibility of the Services using the detailed descriptions contained in the applicable section of Rule 2-01(c)(4).  We concluded that the Services provided by PwC in 2012 and 2013 did not constitute a prohibited non-audit service within the meaning of Rule 2-01(c)(4) of Regulation S-X.

In responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss this matter further, please do not hesitate to contact me at 215-761-1170 or by email to mary.hoeltzel@cigna.com.

Very truly yours,

/s/ Mary T. Hoeltzel

Mary T. Hoeltzel

cc:	Sasha Parikh, Staff Accountant
Mark Brunhofer, Review Accountant